FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on February 27, 2019

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

February 27, 2019

Royal Dutch Shell plc announces that each of the following Persons Discharging Managerial Responsibilities (“PDMRs”) have received the number of shares as set out below. Following shareholder approval of the Directors’ Remuneration Policy at the 2017 Annual General Meeting, the Deferred Bonus Plan was removed and 50% of the PDMR’s annual bonus is delivered in cash and 50% is delivered in shares. Shares are subject to a three-year holding period, which continues to apply after PDMRs leave employment.

The Directors’ Remuneration Policy can be found in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2017 (www.shell.com/annualreport ).

PDMR	Date Acquired	Share Type	Number of shares delivered
John Abbott	February 26, 2019	RDSB	9,800

The Notification of Dealing Form for each PDMR can be found below.

This notification is made in accordance with Article 19 of the EU Market Abuse Regulation.

Anthony Clarke

Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	John
Last Name(s)	Abbott

2. Reason for the notification

Position/status	Downstream Director
Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each
Identification Code	GB00B03MM408
Nature of the transaction	Delivery of 50% of bonus in shares
Currency	GBP
Price	24.10
Volume	9,800
Total	236,180

Aggregated information Volume Price Total	9,800 24.10 236,180

Date of transaction	26/02/2019
Place of transaction	London

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	A Clarke
Name:	A Clarke
Title:	Deputy Company Secretary

Date: February 27, 2019